Exhibit 99.1

NEXA ACQUIRES 9% EQUITY INTEREST IN TINKA RESOURCES

Luxembourg, March 17, 2021 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) is pleased to announce that has acquired 29,895,754 common shares (the “Shares”) of Tinka Resources Limited (“Tinka”) (TSXV & BVL: TK) (OTCPK: TKRFF) from an arm’s length shareholder in a private transaction at a market price of C$0.26 per share. As a result, Nexa has become a new shareholder of Tinka holding approximately 8.8% of the issued and outstanding common shares of Tinka. No special rights are attached to the acquisition of the Shares.

The CEO of Nexa Resources, Mr. Tito Martins, stated: “Nexa has a unique position in Peru and Brazil and we are pleased to become a new shareholder of Tinka Resources. Ayawilca is one of the largest zinc projects in development in Peru with excellent development potential as well as resource expansion. We believe it will provide us a further option to grow, maintaining the long-term sustainability of our business and adding value to all our stakeholders. We are happy to become a shareholder now during the pre-development stage.”

The President and CEO of Tinka, Dr. Graham Carman, stated: “We welcome Nexa to our share register. Nexa is a major player in the worldwide zinc market and is the leading producer of zinc in Latin America. Nexa has several operating base metal mines in Peru and owns the only operating zinc smelter in the country. The addition of Nexa as a shareholder of Tinka is a strong endorsement of our Ayawilca zinc-silver project and of our team.”

About Nexa Resources

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

About Tinka Resources

Tinka is an exploration and development company with its flagship property being the 100%-owned Ayawilca zinc-silver project comprising 170 sq km in central Peru. A resource estimate dated November 2018 contains 1.8 billion pounds of zinc and 5.8 million ounces of silver in the indicated category plus 5.6 billion pounds of zinc and 25.2 million ounces of silver in the inferred category. A Preliminary Economic Assessment for the Zinc Zone was released in July 2019. A 7,500 metre resource expansion and infill drill program is completed with several holes yet to be reported. Dr. Graham Carman, Tinka’s President and CEO and, a Fellow of the Australasian Institute of Mining and Metallurgy, has reviewed and verified the technical contents of this release.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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